Exhibit 99.1

Amira Nature Foods, Ltd Receives a Continued Listing Standard Letter from the NYSE

DUBAI, United Arab Emirates,  (July 3, 2019) -- Amira Nature Food, Ltd (NYSE: ANFI”) (the “Company”), announced today that New York Stock Exchange Regulation, Inc., (“NYSE”) by letter dated June [26], 2019 notified the Company that its Ordinary Shares did not satisfy one of the standards for continued listing on the NYSE.

The NYSE requires a listed company’s stock to maintain an average closing price per share in excess of $1.00 for a consecutive 30-trading-day period. As of June 24, 2019, the average closing price per share of the Company’s Ordinary Shares over the preceding 30-trading-day period was $0.99.

Under the NYSE’s rules, the Company has a period of six months, subject to possible extension, to bring its share price and 30-trading-day average share price back over $1.00. The Company’s Ordinary Shares will continue to be listed and traded on the NYSE during this period, subject to the Company’s compliance with other continued listing standards of the NYSE. The Company plans to notify the NYSE that it anticipates that this deficiency will be cured and that it will return to compliance with the NYSE’s minimum share price continued listing standard.

The NYSE notification has no impact on the Company’s business operations.

About Amira Nature Foods, Ltd.

Founded in 1915, Amira has evolved into a global provider of packaged specialty rice, with sales in over 40 countries today. Amira sells Basmati rice, premium long-grain rice grown only in certain regions of the Indian sub-continent, under their flagship Amira brand as well as under other third party brands. Amira sells its products primarily in emerging markets through a broad distribution network. Amira’s headquarters are in Dubai, United Arab Emirates, and it also has offices in India, Germany, the United Kingdom, and the United States.

Forward-Looking Statements

This Press Release by Amira Nature Foods, Ltd, (the “Company”) contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “except,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “future” or other similar expressions. We have based these forward-looking statements largely on the Company’s current expectations and projections about future events and financial trends that the Company believes may affect the Company’s financial condition, results of operations, business strategy and financial needs. There is no assurance that the Company’s current expectations and projections are accurate. These forward-looking statements include, but are not limited to risks and uncertainties involving the Company including that: (i) the Company’s intends to satisfy the NYSE’s standard listing deficiency, (ii) under NYSE rules, the Company has six months from receipt of the notification to comply with the NYSE listing standards; (iii) that the Company can regain compliance at any time during this six-month period by bringing its share price and 30-trading-day average share price back over $1.00; (iv) that the Company’s shares will continue to be listed on the NYSE, subject to compliance with other continued listing requirements, and (v) that the Company will remain listed on the NYSE, are forward-looking statements within the meaning of the Safe Harbor. All forward-looking statements in this press release are based on information available to the Company on the date hereof. These statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to differ materially from those implied by the forward-looking statements. More detailed information about these risk factors are set forth in the Company’s filings with the Securities and Exchange Commission, including, but not limited to, those risks and uncertainties listed in the section entitled “Risk Factors,” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on October 16, 2018. The Company operates in a rapidly evolving environment. New risk factors emerge from time to time, and it is impossible for the Company’s management to predict all risk factors, nor can the Company assess the impact of all factors on Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. The Company does not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

Company Contact:

Wendy Eguez

The Amira Group

+447340071854

wendy.eguez@theamiragroup.com